May 25, 2005

VIA EDGAR

Attn:  Brian Cascio, Accounting Branch Chief

Mail Stop 0306

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:                               Angeion Corporation
Form 10-KSB for the fiscal year ended October 31, 2004

Form 10-QSB for the quarter ended January 31, 2005

Dear Mr. Cascio:

Angeion Corporation received your comment letter dated May 11, 2005 related to the filings listed above.  This letter will respond to the comments raised by the staff with each response numbered to correspond to the staff comments.

Form 10-KSB for the year ended October 31, 2004

(13) Discontinued Operations – Page 43

Comment 1

We note your response to comment 9.  It remains unclear to us why it is appropriate to record the contingent gain for amounts recoverable from product liability insurance for the ELA Medical litigation.  Question 5 of SAB Topic 5Y states that “The staff believes there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the registrant.”  Registrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.  Tell us why you believe that the recovery is probable and you can confirm the acquisition of an asset from the insurance company when the outcome is dependent on a decision by the court or a compromise among the parties in a settlement agreement.  Additionally, tell us whether the entire balance of assets of discontinued operations relates to the contingent gain at October 31, 2004 and how you determined a reasonable estimate of the amount to be recovered.

SEC Response No. 1

The Company believes it has determined the amount recoverable from product liability insurance in a manner consistent with SOP 96-1, Environmental Remediation Liabilities and SEC Rules & Regulations, Topic 5, Section Y.  The Company followed the principals set forth in these accounting pronouncements and interpretation of relevant literature in assessing its accounting for all of the elements surrounding the ICD claim.

The Company acknowledges that SOP 96-1, paragraph .140, states in part, “…The amount of an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery should be recognized only when realization of the claim for recovery is deemed probable.  If the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.”  It is also noted that SOP 96-1, paragraph .175, C-28, states in part, “Potential claims for recovery from insurers …….. should be evaluated separately from the environmental remediation liability.  To evaluate whether the recovery of a potential claim is probable, correspondence or communication with others such as the insurer …… or legal counsel generally is necessary.”  This paragraph also goes on to note the “rebuttable presumption” guidance contained in the .140 paragraph.

The Company has worked closely with its outside legal counsel to determine the probability and estimated amount of recoverability of insurance from Medmarc.  This included consultation with attorneys within the Company’s law firm that practice in the areas of insurance contractual matters and related litigation.  Based on these consultations and the advice from outside counsel, the Company believes it has overcome or rebutted the “rebuttable presumption” that it is probable that a recovery will occur against the insurer.  The Company followed the guidance of SOP 96-1, paragraph .175, C-28 and consequently relied on information provided by its outside counsel in determining an amount recoverable from insurance.

The Company determined the amount to recognize as recoverable by analyzing the range of possible recoveries and recorded the minimum amount of the range on a basis similar to the guidance provided in Financial Accounting Standards Board Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss.”  The elements considered in determining the range of probable recoveries included the (i) claim and (ii) self-insured retention obligation under the policy.  The Company considered each element separately and based on the information provided by outside counsel, determined and recorded the minimum amount of the range for each element.  The entire $700,000 balance of current assets of discontinued operations represents elements related to the claim.

It might be useful to summarize some information regarding this matter.  The following points recite the sequence of significant events:

•                  In June 2002, ELA Medical, a former partner of Angeion in a joint venture that manufactured and distributed ICDs, advised Angeion that some of the ICD’s formerly manufactured by Angeion were experiencing premature battery depletion and that 14 had been explanted.  In accordance with FDA procedures, Angeion instituted a field corrective action on certain of the ICDs.

•                  In June 2003, ELA Medical sought reimbursement from Angeion for the cost of explanting and replacing the ICDs.  Angeion advised its insurance carrier of the ELA Medical claim and sought coverage of the claim.  The insurance company, Medmarc Casualty Insurance Company, initially advised Angeion in writing that there was coverage, at least in part, and even reserved $1.0 million for that coverage.

•                  Angeion received written claims loss reports from Medmarc stating that the insurer had established a total reserve of $425,000 as of September 30, 2003 and that Medmarc had increased the reserve to $1,025,000 as of March 31, 2004.

•                  In September 2004, over one year after being served notice of the claim, Medmarc advised Angeion that it was denying coverage and commenced an action against Angeion seeking a declaratory judgment that Medmarc’s interpretation of the policy was correct.

The Company had in effect insurance policies aggregating $50 million of product liability insurance coverage, subject to $50,000 self-insured retention per occurrence, $500,000 aggregate covering the period in question.  Medmarc has denied the entire $1.7 million claim, alleging that because there has been no claim from a third party, such as a patient utilizing an ICD, there is no obligation to cover expenses associated with recalls of the ICDs.  The Company believes that Medmarc is ignoring the plain language in the endorsements to the insurance policy, which specifically provide insurance coverage for recalls without the trigger of a third-party claim by a patient.  The Company believes it will prevail against Medmarc.

Angeion believes that Medmarc is required to provide Angeion insurance coverage with respect to the ELA Medical claim.  Angeion’s management concluded that it would not continue to incur the expenses associated with obtaining the deserved insurance coverage unless it was probable that an insurance recovery would occur.

Angeion will also disclose several developments in the lawsuit in its Form 10-QSB for the quarter ended April 30, 2005, which will be filed on or before June 14, 2005.  The Company will expand the disclosures in its second quarter Form 10-QSB filing to disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.  A Summary Judgment Argument has been scheduled for June 24, 2005 on the Motions whether or not Medmarc has a “duty to defend” Angeion in the claim brought by ELA Medical.  Angeion expects a decision within 90 days after the oral arguments.

Form 10-Q for the quarter ended January 31, 2005

Item 3.  Controls and Procedures – Page 15

Comment 2

We note your revised disclosure in response to comment 11.  You have included a statement that the principal executive officer and principal financial officer have concluded that the company’s disclosure controls and procedures are effective “subject to the disclosure in the next paragraph”.  Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at the end of the period covered by the report.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

SEC Response No. 2

The Company notes the staff’s comments and suggestions regarding the proposed amendment to Form 10-QSB for the quarter ended January 31, 2005.  In light of those comments, the Company now proposes the amended language set forth below.  The Company has determined that its disclosure controls and procedures were effective as of “the end of the period covered by the Quarterly report on Form 10-Q for the quarter ended January 31, 2005.”  The language the Company included in the original filing, while accurate, did not appear to narrowly address the issue as to whether its disclosure controls and procedures were effective as of “the end of the period covered by the report.”  The revised language does.

a)     Evaluation of Disclosure Controls and Procedures.

Management, with the participation of the Company’s chief executive officer, Rodney A. Young, and chief financial officer, Dale H. Johnson, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report.  Management has concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that the disclosure controls are also effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is accumulated and communicated to management, including the chief executive officer and chief financial officer , to allow timely decisions regarding required disclosure.

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The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (651) 766-3492 if you have any questions or need additional information.

Very truly yours,

Angeion Corporation

/s/ Dale H. Johnson
Dale H. Johnson

cc:	Thomas G. Lovett, IV, Lindquist & Vennum
John C. Penn, Audit Committee Chair
Andrew LaFrence, KPMG, LLP